Ex. 4(iv)

MEMBERS Life Insurance Company
[2000 Heritage Way, Waverly, Iowa 50677]
Phone: [800.798.5500]
[http://www.cunamutual.com]

DECLARED RATE ACCOUNT ALLOCATION OPTION ENDORSEMENT

This endorsement is part of the contract to which it is attached and it is effective upon the Contract Issue Date. Should any provision of this endorsement conflict with the contract, the provisions of this endorsement will prevail.

This endorsement provides a Declared Rate Account Allocation Option as described in this endorsement. This Allocation Option is in addition to the Allocation Options provided by the contract.

Capitalized terms that are not defined in this endorsement are defined in the contract to which this endorsement is attached.

ENDORSEMENT GUIDE AND INDEX

DEFINITIONS	SECTION 1
CONTRACT VALUE	SECTION 2
TERMINATION	SECTION 3

SECTION 1.	DEFINITIONS

1.01	What are the most commonly used terms and what do they mean?

Declared Rate Account. An account under the contract that is part of our Separate Account and is credited a declared rate of interest.

Interest Rate. The effective annual rate credited to the Declared Rate Account. The initial Interest Rate is shown in Section 1.05 of the contract.

Minimum Interest Rate. The Interest Rate can never be less than the Minimum Interest Rate shown in Section 1.05 of the contract.

SECTION 2.	CONTRACT VALUE

2.01	What is the Contract Value for the Declared Rate Account Allocation Option? The Contract Value for the Declared Rate Account Allocation Option is equal to:

	a.)	The amount initially allocated or transferred to the Declared Rate Account plus the interest subsequently earned; less
	b.)	Any withdrawals (including any Surrender Charge and Market Value Adjustment); less
	c.)	A transfer as part of automatic rebalancing; less
	d.)	The Pro Rata portion of any applicable fees or charges provided for by a rider or endorsement that is part of the contract to which this endorsement is attached.

We do not assess a Contract Fee against the Contract Value held in the Declared Rate Account.

2.02	What interest will be credited? The initial Interest Rate is shown in Section 1.05 of the contract and will not change for the duration of the Allocation Option Period. We may declare a new Interest Rate on each Allocation Option Start Date for the subsequent Allocation Option Period.

2018-RILA-DRAEND

We will notify the Owner of such change two weeks in advance of the Allocation Option Start Date.

The Interest Rate that is declared for the Declared Rate Account will never be less than the Minimum Interest Rate. The Minimum Interest Rate will not change during the life of the contract.

2.03	How is the interest credited? We credit interest to the Declared Rate Account at the end of each Business Day. The applicable daily interest rate is the rate that, when compounded, equals the Interest Rate.

SECTION 3.	TERMINATION

3.01	When does the Declared Rate Account Allocation Option terminate? This endorsement will remain in effect until the earlier of:

	a.)	Termination of the contract; or
	b.)	When the entire Contract Value is applied to an income payout option.

Signed for MEMBERS Life Insurance Company.